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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               NovaDel Pharma Inc.
                                (Name of Issuer)

                          Common Stock, $.001 per share
                         (Title of Class of Securities)

                                    66986X106
                                 (CUSIP NUMBER)

                                  May 15, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 465910305
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1.   NAME OF REPORTING PERSONS: LESTER E. LIPSCHUTZ
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [_]
                                                           (b) [_]
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3.   SEC USE ONLY
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4.   CITIZENSHIP or PLACE OF ORGANIZATION                          United States
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NUMBER OF SHARES
  BENEFICIALLY     5.   SOLE VOTING POWER                              4,233,924
    OWNED BY       -------------------------------------------------------------
      EACH         6.   SHARED VOTING POWER                                    0
   REPORTING       -------------------------------------------------------------
   PERSON WITH     7.   SOLE DISPOSITIVE POWER                         4,233,924
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER                               0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,233,924
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES:                                                          [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      8.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 465910305
-------------------                                          -------------------

Item 1(a). Name of Issuer:

               NovaDel Pharma Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

               25 Minneakoning Road, Flemington, New Jersey, 08822

Item 2(a). Name of Person Filing:

           Lester E. Lipschutz

Item 2(b). Address of Principal Business Office or, if None, Residence:

               Wolf, Block, Schorr and Solis-Cohen, LLP
               1650 Arch Street
               Philadelphia, PA 19103

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           66986X106

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a: Not Applicable

           (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

           (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

           (d) [_] Investment Company registered under Section 8 of the Investment Company Exchange Act;

           (e)  [_] Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);


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                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 465910305
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           (f)  [_] Employee Benefit Plan or Endowment Fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F);

           (g) [_] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [_] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

           (i) [_] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

           (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

           (a) Amount beneficially owned: 4,233,924 shares. Lester E. Lipschutz, as trustee of The Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, has sole voting and dispositive power over 2,900,000 shares held by the trust. These 2,900,000 shares are also reported in The Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust's 13G. In addition, Mr. Lipschutz, as trustee of the Rosenwald 2000 Family Trusts, has sole voting and dispositive power over 1,331,424 warrants to purchase common stock of the Company held by the trusts. Mr. Lipschutz also holds 2,500 shares of common stock of the Company in his 401(k) account.

           (b) Percent of Class: 8.6%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote: 4,233,924

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or direct the disposition of:
                     4,233,924

               (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


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                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 465910305
-------------------                                          -------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Mr. Lipschutz serves as the trustee of The Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust and the Rosenwald 2000 Family Trusts. In his capacity as trustee, Mr. Lipschutz has the power to direct receipt of dividends from and the proceeds from a sale of the shares owned by the trusts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      May 15, 2006
                                        ----------------------------------------
                                                         (Date)


                                                   Lester E. Lipschutz
                                        ----------------------------------------
                                                       (Signature)


                                                   Lester E. Lipschutz
                                        ----------------------------------------
                                                      (Name/Title)


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